Exhibit 99
Letter to Shareholders
Third Quarter 2020

Highlights
We continue to be extremely pleased with our results. For the quarter, net premiums written (NPW) were up 14% at an 87.8 combined ratio reflecting the continued decrease in frequency. Through our product management organization, we continue to monitor rate level and respond to changes in loss costs by adjusting rate levels accordingly. During the 3rd quarter, we lowered personal auto rates approximately 1% on average countrywide, bringing our April through September cumulative decreases to about 3%.

Companywide policies in force (PIF) growth remains strong at 11% with Direct auto in the lead at 14%. We continue to increase our marketing spend and enhance the creative ways with which we reach consumers and we are confident that it is working as intended. We reached a few new milestones with auto PIFs crossing the 16 million mark, our auto/property bundled customers, the Robinsons, reaching 1.5 million, and Commercial Lines surpassing the $5 billion NPW mark on a trailing 12-month basis.

This year has proven to be an active year for weather and the third quarter was no different. Year to date (YTD) through September in Personal Lines, we have seen more tropical activity than in the past 15 years and weather-related catastrophe claims overall are up 18%. Third quarter perils saw a mix of hail, hurricane, wind, and flooding with about 21% more claims than the same period last year.

On the Property side, the 2020 catastrophe season has been a record year for the industry. The third quarter was especially busy with twice as many catastrophe claims reported than the same time last year. Through the end of September, catastrophe claims have been about 45% of all Property claims reported. The most active hurricane season on record was 2005 with 28 named storms. As Hurricane Delta made landfall in early October, that storm marked the 26th named storm this year. Hurricane season officially ends on November 30th and that can’t happen soon enough for us.

We have always been proud of our response, when our customers need us most, and that continued through the third quarter. Our catastrophe team mobilized 900 claims representatives across the country to respond to weather events.

Personal Lines
In the third quarter 2020, growth remains the headline in our vision of becoming consumers' and agents' #1 choice and destination for auto, home, and other insurance.

While PIF growth is our reported financial metric, it also represents the ultimate measure of how well we’re meeting our customers’ needs with high quality, broadly available, competitively priced insurance products. During the quarter, our personal auto new business continued the strong year-over-year growth trajectory we experienced as states were opening their economies back up at the end of the second quarter. Early in the quarter, vehicle miles traveled began to increase which impacted loss frequency, and our loss ratio reflected it; however, these metrics flattened in the second half of the quarter.

Special lines products continue to operate within combined ratio targets and grew considerably on the new business acquisition front, reflecting consumers looking for alternatives for their discretionary time and responding to Progressive's strong brand and competitive products. The future continues to hold uncertainty around economic recovery, driving behavior, and general prospects of relaxing/tightening of health guidelines, but at the same time we’re confident that we have the appropriate monitoring and ability to execute plans that rapidly adapt our business model to changes in our industry and market conditions.

Commercial Lines
The headline for our Commercial Lines organization is that both NPW and PIFs are at all-time highs, as businesses come back online and have been adding more coverage and vehicles. One way we have supported businesses is through a program we recently introduced called “welcome back.” This program includes both credits and favorable treatments for business owners that had to cancel during the peak of lock downs.

New business applications have rebounded in our for-hire transportation and contractor segments to higher than their pre-covid trajectory, driven by high spot rates and strong housing starts.

Our two usage-based programs in Commercial Lines continue to grow. Our Smart Haul® program surpassed $300 million in direct premiums written on a trailing 12-month basis and our Snapshot ProViewSM, which services the business auto and contractor business market targets, is now live in 40 states.

Effective October 1, we expanded, and further solidified, our relationship with Lyft by adding four states and the District of Columbia, making the total eight markets where we provide insurance coverage for Lyft’s rideshare service.

On October 1, I announced to the organization that Karen Bailo had accepted my offer to become our Commercial Lines President, replacing John Barbagallo who is retiring in January. John has brilliantly led our Commercial Lines business for 13 years and has been an essential member of Progressive for nearly 38 years, since his humble beginnings as a claims rep. At year end, we will celebrate (virtually of course) John’s legacy of remarkable success in leading the Commercial Lines organization and his many contributions to Progressive. His intellect, openness, inclusivity, and humor will be greatly missed.

Karen has been a part of the Progressive family for over 30 years with her most recent role as General Manager of Acquisition and Small Business Insurance, a part of our Commercial Lines organization. Karen has held several other significant leadership positions during her tenure, including Personal Lines General Manager, Commercial Lines Controller, and, most notably, she spent nine years building our Agency Distribution organization and positioning Progressive as a preferred supplier in the channel. Karen started her career in customer service as a management trainee and, like others on our executive team, she was a claims representative early in her Progressive career.

Property
While our Property business experienced continued PIF growth, the combined ratio continues to feel the effect of adverse weather. Despite the weather activity, the combined ratio improved compared to the second quarter, due to the benefit of our reinsurance agreements. The third quarter combined ratio was 111.8, bringing the YTD combined ratio to 114.8. Non-catastrophe losses and expenses are close to targets, but catastrophe losses are much higher than our modeled, and expected, annual averages. During the third quarter, we experienced losses from 6 named storms, 13 wildfires, and the Iowa derecho. For our Property business, the loss and loss adjustment expense from the catastrophe events that were declared during this quarter came to $115 million, net of reinsurance. That brings our total Property net loss and LAE for 2020 catastrophe events up to $392 million, more than double what we experienced during the first three quarters of 2019.

We continue to increase rates and share weather exposure with our customers by requiring higher deductibles for new customers in states with significant hail exposure. We now have minimum deductible requirements in 12 states. We first implemented deductible mandates in Texas and Colorado in 2018, and we're seeing improved results in both states as a result of these changes.

Investments
The third quarter total return on our investment portfolio was 1.7%, as the continued recovery in the U.S. economy and extraordinary monetary policy support drove risk assets higher. Once again, equities led our portfolio higher with a 9.6% quarterly return, as very strong returns in July and August more than offset the declines seen in September. Valuations across both equity and fixed income markets are no longer as attractive as they were during the March through June timeframe. We believe our portfolio asset allocation is appropriate for the current volatile environment. While both fiscal and monetary stimulus continue to provide support to the economy, the effects of the coronavirus remain a major source of uncertainty.

Diversity and Inclusion
We feel very strongly that in order to be consumers’ and agents’ number one choice and destination for auto, home, and other insurance, we need to anticipate and understand the needs of our customers. In order to really understand our customers, we need to reflect them. For us, diversity and inclusion are business imperatives required to sustain our incredible growth. And it’s our growth that generates additional career opportunities for all of us.

We’ve been at our Diversity and Inclusion efforts for nearly 15 years. And like every other part of our business, we have objectives, which have largely remained unchanged for over a decade. Each year though, we measure our performance and reassess our initiatives. We have four Diversity and Inclusion Objectives and they are as follows:

1.Our inclusion-related objective which is to maintain a fair and inclusive work environment. This is one area where we’ve had many successes and hopefully our employees agree that Progressive is a company where they feel welcomed, valued, and respected.
2.Our next objective is to contribute to our communities. Our goal is to use Progressive’s scale and resources to support meaningful change in the pursuit of equality.
3.Our third objective is to reflect the customers we serve.
4.Our last objective, and where we have the most opportunity, is in our desire for our leadership to reflect the people they lead.

In some places, we’ve made significant progress. Our growth and hiring over the past five years have enabled us to attract and hire very talented, very diverse candidates. As a result, we better reflect our customers than we did just five years ago. That said, we haven’t made the same progress in senior leadership and one reason for that is that we haven’t had nearly as many opportunities. In fact, since we started in earnest with our Diversity and Inclusion efforts, our employee population has grown by more than 40%, yet our senior leader population has shrunk by about 10%, so we just haven’t had the same number of at bats.

I stated in my last quarterly letter, after a James Baldwin quote on change, that “We can and will be part of that change, not just today, not just next week, but in the months and years to come.” The four objectives outlined above will be an integral part of making meaningful changes rooted in our Core Values.

Our Culture
I continue to be impressed with every single Progressive person who has been nimble and truly made caring for our customers and each other a priority.

We recently concluded our 2020 Gallup culture and engagement survey with 86% of Progressive people responding offering 58,000 comments across 3 open-ended questions.

Our culture index score showed improvement in all five questions. The largest increases were in the following two questions: “I can make a career at Progressive” and “Leaders at Progressive are accessible.” Consistent with prior years, our Golden Rule question, “I’m expected to treat others, including customers, as they want to be treated” continues to stand out with 87% of Progressive people strongly agreeing with this statement. To me, that is very telling and why I’m so proud of our special culture.

Following is one of the many comments we received from our employees, which I believe is even more telling about how strong our culture is and how we live our Core Values every day.

“The one thing that this pandemic has highlighted is how strong our culture really is. People rise up to look out for each other and to find ways to connect. Not a day goes by when I don’t see at least one example of someone helping a fellow co-worker – either work related or dealing with the struggles of quarantine/social injustice. I include everyone from the top down in this – if anyone doubted we worked for a company that truly cares before, that doubt must be gone. Loyal for life.”

That said, we will continue an active stance to address the needs of Progressive people.

I think it’s amazing that 73% of our employees are engaged with only 3% actively disengaged. That’s even more impactful when Gallup tells me that only 35% of employees at U.S. companies are engaged, with 13% actively disengaged. Our engagement score increased once again this year putting us in the 98th percentile of U.S. companies that use Gallup’s question on engagement.

As we head into the final quarter of what has been a trying year on so many fronts, we remain steadfast in doing the right thing for all of the constituents we serve. I’m more bullish on our future than I’ve ever been, but I will be the first to admit that I do look forward to seeing 2020 in the rear-view mirror.

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer

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